SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.  1)*

RETRACTABLE TECHNOLOGIES, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

76129W105

(CUSIP Number)

Thomas J. Shaw

President and Chief Executive Officer

Retractable Technologies, Inc.

511 Lobo Lane

Little Elm, TX 75068-0009

(972) 294-1010

(Name, Address, and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 15, 2010

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 440.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 76129W105

(1)	Names of Reporting Persons Thomas J. Shaw

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

(3)	SEC use only

(4)	Source of Funds (See Instructions) OO

(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐

(6)	Citizenship or Place of organization USA

Number of Shares Beneficially Owned by Each Reporting Person With:	(7)	Sole Voting Power 13,665,642

	(8)	Shared Voting Power 0

	(9)	Sole Dispositive Power 11,865,642

	(10)	Shared Dispositive Power 0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 14,665,642

(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

(13)	Percent Of Class Represented By Amount In Row (11) 51.8%

(14)	Type of Reporting Person (See Instructions) IN

Preliminary Note:

Thomas J. Shaw’s original Schedule 13D was filed on August 24, 2000 in paper format.  This Amendment No. 1 is being filed to update the information in the original Schedule 13D.  As required by Rule 13d-2(e) under the Securities Exchange Act of 1934, this Amendment No. 1 restates the entire text of the original Schedule 13D (other than the updated cover pages).  There were no exhibits filed in the original Schedule 13D.  The heading “Original” in the Items below precedes the text of the original Schedule 13D and the heading “Amendment No. 1” in the Items below precedes the text as amended by this Amendment.

Item 1.	Security and Issuer.

ORIGINAL:

Common Stock and Class B Convertible Preferred Stock

Retractable Technologies, Inc.

511 Lobo Lane

Little Elm, Texas 75068-0009

AMENDMENT NO. 1:

This statement relates to shares of Common Stock of Retractable Technologies, Inc. (the “Issuer”).  The address of the principal executive office of the Issuer is 511 Lobo Lane, Little Elm, TX 75068.

Item 2.	Identity and Background.

ORIGINAL:

(a)           Name:  Thomas J. Shaw

(b)           Residence or business address:  1510 Hillcrest, Little Elm, Texas 75068

(c)           Mr. Shaw’s principal occupation is Chairman, President, and Chief Executive Officer of Retractable Technologies, Inc.

(d)           During the past five years, Mr. Shaw has not been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

(e)           During the last five years, Mr. Shaw has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding Mr. Shaw was or is subject to (i) a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or (ii) a finding of any violation with respect to such laws.

(f)            Mr. Shaw is a resident of the United States.

AMENDMENT NO. 1: (only [b] is amended hereby)

(b)           Residence or business address: Retractable Technologies, Inc., 511 Lobo Lane, Little Elm, TX 75068

Item 3.	Source and Amount of Funds or Other Consideration.

ORIGINAL:

N/A

AMENDMENT NO. 1:

As set forth on Exhibit 99.1, Mr. Shaw’s stock acquisitions were either acquired by gift, the vesting of a stock option from the Issuer, the exchange of Preferred Stock in Issuer tender offer, or purchased with his own funds in private transactions.  Mr. Shaw has not acquired stock using borrowed funds.  The only material acquisition, as discussed in Item 5 hereof, was a deemed acquisition of 3,000,000 shares of Common Stock sixty (60) days prior to the date Mr. Shaw’s stock option became exercisable.  Mr. Shaw paid for the exercise of a portion of his option on July 10, 2012 (which exercise did not affect Mr. Shaw’s beneficial ownership) using his own funds (aggregate consideration of $1,620,000).

Item 4.	Purpose of Transaction.

ORIGINAL:

Mr. Shaw acquired the securities for investment purposes.  Mr. Shaw presently does not have any plans regarding an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or a sale or transfer of a material amount of assets of the issuer or any of its subsidiaries.

Mr. Shaw reserves the right to acquire additional securities and to dispose of securities of the issuer as he deems advisable.

AMENDMENT NO. 1:

Mr. Shaw acquired the securities for investment purposes.  Mr. Shaw has no present plans or proposals which would relate to or would result in any of the transactions required to be disclosed in Item 4 of this statement.

Mr. Shaw has an option to purchase 1,000,000 shares of Common Stock of the Issuer for $0.81 per share which became exercisable on July 15, 2010 and expires on July 15, 2019.

Pursuant to a Voting Agreement, Mr. Shaw has voting power (but not dispositive power) over 2,800,000 shares of Common Stock of the Issuer owned by Suzanne M. August.  Such shares were originally transferred by Mr. Shaw to Ms. August pursuant to divorce proceedings and related agreements.

As Trustee, Mr. Shaw has sole dispositive power (but not voting power) over 1,000,000 shares owned by trusts established for the benefit of his children.  Ms. August has voting power over these shares.  The shares were originally transferred to the trusts by Mr. Shaw as gifts.

Item 5.	Interest in Securities of the Issuer.

ORIGINAL:

Mr. Shaw owns 11,200,000 shares of the Common Stock and 5,000 shares of Class B Convertible Preferred Stock.

AMENDMENT NO. 1:

(a)           As of the date hereof, Mr. Shaw has beneficial ownership of 14,665,642 shares which comprises 51.8% of the Common Stock of the Issuer.  This computation follows the guidance in Rule 13d-3(d)(1) with respect to the 1,000,000 shares which Mr. Shaw has a right to acquire pursuant to a stock option. As of August 1, 2012, there were 27,318,700 shares of Common Stock of the Issuer issued and outstanding.

(b)           Mr. Shaw has sole power to vote or direct the vote of 13,665,642 shares, of which 9,865,642 are owned by him directly, 2,800,000 shares are owned by Ms. August and governed by a Voting Agreement, and 1,000,000 may be acquired by exercise of a stock option.  Mr. Shaw has sole power to dispose or direct the disposition of 11,865,642 shares, of which 9,865,642 are owned by him directly, 1,000,000 shares are owned by trusts for the benefit of his children for which Mr. Shaw acts as Trustee, and 1,000,000 may be acquired by exercise of a stock option.

(c)           In the last 60 days, Mr. Shaw exercised a portion of his stock option, thereby acquiring 2,000,000 shares of Common Stock for $0.81 per share on July 10, 2012.  All transactions since the filing date of the original Schedule 13D are set forth on Exhibit 99.1.  The only transaction which affected Mr. Shaw’s beneficial ownership percentage and involved an acquisition or disposition of one percent or more of the Common Stock of the Issuer was the vesting of his stock option in 2010.  All transactions were private transactions; none were executed on the open market.

(d)           Pursuant to trust agreements, Rebecca Rose Shaw and Steven Ellsworth Shaw are beneficiaries of any dividends from or any proceeds from the sale of the 1,000,000 shares held by trusts for their benefit.  Pursuant to a Voting Agreement with Mr. Shaw, Suzanne M. August is the beneficiary of any dividends from or any proceeds from the sale of the 2,800,000 shares owned by her. (e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

ORIGINAL:

Mr. Shaw is not a party to any contracts, arrangements, understandings or relationships with respect to the securities of the issuer.

AMENDMENT NO. 1:

Mr. Shaw has an option to purchase 1,000,000 shares of Common Stock of the Issuer for $0.81 per share which became exercisable on July 15, 2010 and expires on July 15, 2019.

Pursuant to a Voting Agreement, Mr. Shaw has an irrevocable proxy to vote 2,800,000 shares of Common Stock of the Issuer owned by Suzanne M. August, until such time as Ms. August transfers the shares for value.

Pursuant to trust agreements, Mr. Shaw has sole dispositive power as the Trustee over 1,000,000 shares owned by trusts for the benefit of his children and Ms. August has sole voting power over such shares as the Special Trustee.

Item 7.	Material to be Filed as Exhibits.
ORIGINAL: N/A AMENDMENT NO. 1:

Exhibit 99.1	Schedule of Transactions Since Original Schedule 13D, filed herewith.

Exhibit 99.2	The Voting Agreement between Thomas J. Shaw and Suzanne August dated November 8, 2006 is incorporated by reference to Exhibit 99.(D)(3) to the Issuer’s Schedule TO filed on October 17, 2008.

Exhibit 99.3	The Thomas J. Shaw Nonqualified Stock Option Agreement Issued Outside of Any Plan is incorporated by reference to the Issuer’s Form 10-K filed on March 31, 2010.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

DATE: August 28, 2012	BY:	/s/ Thomas J. Shaw
THOMAS J. SHAW